April 1, 2010

Larry Spirgel, Assistant Director

United States Securities & Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

                Re:          Wonder International Education & Investment Group Corporation

                                Amendment No. 1 to Registration Statement on Form S-1

                                Filed on February 5, 2010

                                File No. 333-163635

Dear Mr. Sprigel:

                We are in receipt of your letter, dated February 16, 2010, which contains the Commission’s comments with regard to the above-referenced filing.  Please accept this letter as the Company’s response to that letter.

General

1.             We note your response to prior comment one in our comment letter dated January 5, 2010.  Based upon your response, it appears that the dividend of Wonder common stock to Eastbridge shareholders was not done pursuant to an exemption from registration under the Securities Act of 1933 nor the guidance provided by Staff Legal Bulletin No. 4.  Therefore, describe in the filing whether there is a potential Section 5 violation associated with this distribution, and if so, the ramifications of a potential Section 5 violation.

                RESPONSE:         The dividend of shares to Eastbridge shareholders is not to be completed until the Registration Statement is declared effective by the SEC.  Although the agreement (filed as exhibit to the original Form S-1) states that the dividends was completed, this did not, in fact, occur.  Therefore, there has not yet been an issuance and no Section 5 violation.

2.             We note your response to prior comment one in our comment letter dated January 5, 2010, however the disclosure is not clear how and when the selling shareholders received their shares being registered for sale with this registration statement.  We note inconsistencies with respect to the history and structure of your transaction.  Clarify what shares were received in the spin-off and what shares were received in private transactions.  You state in your response that the decision to spin-off the Wonder shares to Eastbridge shareholders occurred in late 2009.  Your Common Stock Exchange Agreement filed as an exhibit to the Form S-1, however, dated April 26, 2008, indicates that as of that date, “Eastbridge distributes up to 2% of its US Wonder common stock as stock dividends to a group of about 1,000 shareholders in order to create a large stockholder base.”  The closing date of that agreement was April 26, 2008, and the Delivery Clause indicates that “the parties signed the contract on the date of the exchange offer immediate effect.”  Additionally, your selling shareholder table indicates in each instance the number of shares owned by each selling shareholder prior to the offering, in addition to the number of shares being offered by each selling shareholder, in each instance being identical numbers, and your legal opinion opines that the shares being registered for resale have already been “legally issued.”  Please advise us, therefore, why your believe the shares have not yet been issued to the Eastbridge shareholder base nearly two years after the Common Stock Exchange Agreement was executed.

                RESPONSE:         We have revised the Registration Statement to reflect that, while shares have been allocated for issuance to the Selling Stockholders, these shares can and will not be issued until the Registration Statement is declared effective.

3.             We note your response to prior comment two, however, you retain references, on page 17, for example, within your prospectus to “private placements that were exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933 or for the performance of services to the Company,” which vary with your characterization of the securities as being placed entirely pursuant to Regulation S.  Please advise or revise.

                RESPONSE:  The references have been revised to more accurately reflect the transactions.

4.             We note your response to prior comment three, but are unable to agree, absent further analysis, that this is not a primary offering of the company’s shares being distributed by the selling shareholders.  We note your representation (for example, on page 54, where you refer to the shares as “tentatively to be held by 1,605 stockholders of record”) that the shares have not yet been issued to the Eastbridge selling shareholders, and that the shares being issued to them are (or were) being issued for the purpose of “creating a large shareholder base.”  Likewise, we note that one selling shareholder, your Chairman, accounts for roughly 83% of the shares being offered for resale.  Please revise your prospectus to indicate that all selling shareholders are deemed underwriters and fix the offering price of $6 for the duration of the offering.

                RESPONSE:         The Company has revised the Selling Shareholder table such that the Chairman is now only registering 20% of the shares to be held by him upon effectiveness of the registration statement.  Additionally, the number of shares to be registered for Eastbridge Investment Group Corp. has also been reduced.  As a result of these changes, the Company is now registering less than 25% of its shares rather than 100%.  The Company is aware that the SEC has, in the past, deemed any registration of shares in excess of 30% of the float as a “primary offering”.  The intent here is to establish that this is not a primary offering, but rather  a secondary offering of shares.  Additionally, as stated above and more clearly indicated in the amended filing, the shareholders will not receive any of the shares listed until such time as the registration is deemed to be effective by the SEC.  The list established how these shares will be held upon issuance.

Summary, page 5

5.             We note your response to prior comment six; however, the reference to “information that is incorporated by reference into this prospectus” has not been removed.  Please revise.

                RESPONSE:         This reference has been deleted.

Risk Factors. page 6

6.             We note your response to prior comment seven, but are unable to determinate where you have included a risk factor disclosure that specifically addresses your lack of legal standing in China, or your failure to file all of your tax returns required under Chinese law.  Please revise or advise.

                RESPONSE:   The Company has added two additional risk factors to the amended filing.

Selling Security Holder, page 17

7.             We note your response to prior comment 11.  Please revise to include footnote disclosure regarding the person or persons having voting or dispositive power over shares held by non-natural selling shareholders, to the extent you are able to determine the identity of such person or persons.

                Response:  After spending time attempting to learn additional information about these entities, the Company has not been able locate any information about the person or persons having voting or dispositive power with regard to the subject shares.  The Company can, however, state that these entities are not controlled by any of its officers, directors or affiliates.

Description of Business, page 55

8.             We note your response to prior comment 17, but are unable to determine where on page 50 you have expanded upon your disclosure concerning the 30,000 “partnerships” you enjoy with Chinese corporations and employment institutions.  Please advise or revise.

                RESPONSE:         This reference has been deleted.

9.             We note your response to prior comment 18.  Provide support and context for your statements contained in the last four bullet points of this section.  Also, discuss the likelihood that the company will be able to raise approximately 300 million RMB (or $40 million) to fund its anticipated growth.

                RESPONSE:  These references have been deleted.

Management’s Discussion and Analysis, page 73

10.          Please revise MD&A to include a discussion of the results of operations for the interim periods ended September 30, 2008 and 2009 pursuant to Item 303(b) of Regulation S-K.

                RESPONSE:  The requested discussion has been added to the MD&A.

Liquidity and Capital Resources, page 75

11.          We note your response to prior comment 21.  Please revise to include the credit facility agreement as an exhibit with your amended filing.  Likewise, include the interest rate (the Basic Rate) as of a recent practicable date on your outstanding balance of $437,688 under the facility.  Finally, please include, as of a recent practicable date, the amounts outstanding under the draft agreement.  We note disclosure at Note 7 to your financial statements indicating the amount outstanding at December 31, 2008, of $1,896,647.

                RESPONSE:    The Company has revised the Liquidity and Capital Resource Section of the MD&A to more accurately describe the credit facility and the over-draft arrangement.  The Company has included the requested interest rate and a recent outstanding balance under the draft agreement.

Directors, Executive officers, Promoters and Control Persons, page 77

12.          We note your response to prior comment 24, and reissue the comment.  To the extent that you do not believe the Item requirement is applicable, please provide us with your analysis.  We may have further comment.

                RESPONSE:  During 2007 and 2008, Mr. Chung Gui Xie, the president and principal shareholder of the Company, arranged to buy the office building in which the Company has its headquarters.  Mr. Xie took advances from the Company during this time to assist him in assembling the financing needed to buy the building.  Thus, there were balances of $107,000 and $526,000 due from Mr. Xie at December 31, 2008 and 2009, respectively.  These advances do not require the payment of interest and there is no stated due dates; they are due on demand.  Mr. Xie intends to repay the advances.

With respect to the computer purchases, the Company uses many computers in its business, as it is in the business of providing IT training.  There was nothing out of the ordinary concerning the computer purchases; they were simply purchased at competitive prices from a company which is controlled by Mr. Xie.

Executive Compensation, page 79

13.          We note your response to prior comment 23, please revise to include the Summary Compensation Table in the format required by Item 402(n) of Regulation S-K for smaller reporting companies.

                RESPONSE:  The table has been revised.

Financial Statements

General

14.          Refer to your disclosure of the small loan business in Note 8 on page 94. Please revise the balance sheet and statement of cash flows to present the operations of the small business lending business as a discontinued operation for all periods presented pursuant to AS C 205-20-50.  Please revise the interim financial statements accordingly.

                RESPONSE:  The Company has made the requested revisions to the balance sheets and statements of cash flows.

Note 1 – Organization and Business, page 88

15.          Refer to the discussion of your lack of legal standing under the laws of the PRC to assert ownership rights to China Wonder or the seven other subsidiaries.  Please expand the disclosure in your Consolidated Statements accounting policy on page 89 to address in detail the basis for consolidating the operations of China Wonder given the lack of legal standing under the laws of the PRC.  Disclose the significant terms of the operating agreements and asset pledge agreements referenced in your response to comment 27 of our letter dated January 5, 2010.  Describe how these agreements enable US Wonder to control the operations and cash flows of the Chinese companies and realize the benefits, and assume the risks of ownership.  Please consider the guidance in FASB ASC 810-10-15.

                RESPONSE:  The Company has expanded the disclosure of the basis for consolidating the operations of China Wonder.

Note 2 —  Summary of Significant Accounting Policies, page 89

16.          Please revise the disclosure in Note 2 to the financial statements on page 89 to include the revised disclosures in the MD&A critical accounting policies regarding revenue recognition.

                RESPONSE:  The Company has made the requested revision to Note 2 to the financial statements.

Exhibits

17.          Please revise the Consent of Independent Certified Public Accountant to include the financial statements for both the 2007 and 2008 audited financial statements included in the filing and reference the date of your report in the consent.

                RESPONSE:  The Company has included a revised Consent of Independent Certified Public Accountant with the amended filing.

                Thank you for your time and attention to this matter.                If you have any questions, please feel free to contact me at any time.

Sincerely,

DIETERICH & MAZAREI

/s/ Christopher H. Dieterich

Christopher H. Dieterich

Counsel to Wonder International Education & Investment Group Corporation